

Mail Stop 3561

November 19, 2015

Julio A. Torres
Chief Executive Officer
Andina Acquisition Corp. II
250 West 57th Street, Suite 2223
New York, NY 10107

      Re: Andina Acquisition Corp. II
              Amendment No. 2 to Registration Statement on Form S-1
              Filed November 6, 2015
              File No. 333-207037

Dear Mr. Torres:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A.

Exhibit 5.1 and Exhibit 5.2

2. We note that each legality opinion suggests that the registration statement covers the offer and sale of the ordinary shares issuable upon exercise of the warrants. However, it

does not appear that the registration statement covers the offer and sale of the ordinary shares issuable upon exercise of the warrants. Please advise. In the alternative, please file revised legality opinions that accurately reflect the transactions being registered.

3. With respect to Exhibit 5.1, it appears to be inappropriate to limit the meaning of "non-assessable" with the language in parenthesis that is included in the third paragraph after Section 4.2 of the opinion. Refer to Section II.B.1.a of Staff Legal Bulletin No. 19 (October 14, 2011). Please file a revised opinion that omits this limitation.

4. Please tell us why the legality opinion filed as Exhibit 5.2 does not opine on the legality of the units, rights and warrants underlying the representative's purchase option. In the alternative, please file a revised legality opinion that opines on the legality of such securities.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Jeffrey M. Gallant, Esq.
        Graubard Miller